UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                                 PW Eagle, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69366Y108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 15, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

                           --------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 69366Y108               SCHEDULE 13D                 PAGE 2 OF 6 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  PIRATE CAPITAL LLC
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------
      3     SEC USE ONLY


--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              -0-
                        --------------------------------------------------------
 NUMBER OF              8     SHARED VOTING POWER
  SHARES
BENEFICIALLY                  3,151,528
  OWNED BY              --------------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                   -0-
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              3,151,528
--------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,151,528
--------------------------------------------------------------------------------
      12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            26.3%
--------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON*

            IA
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

-------------------                                            -----------------
CUSIP NO. 69366Y108               SCHEDULE 13D                 PAGE 3 OF 6 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  THOMAS R. HUDSON JR.
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------
      3     SEC USE ONLY


--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
      5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              3,750 (including vested options)
                        --------------------------------------------------------
 NUMBER OF              8     SHARED VOTING POWER
  SHARES
BENEFICIALLY                  3,151,528
  OWNED BY              --------------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                   3,750 (including vested options)
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              3,151,528
--------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,155,278 (including vested options)
--------------------------------------------------------------------------------
      12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            26.4%
--------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

-------------------                                            -----------------
CUSIP NO. 69366Y108               SCHEDULE 13D                 PAGE 4 OF 6 PAGES
-------------------                                            -----------------

The Schedule 13D filed on March 10, 2006 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $0.01 par value (the "Shares"), of PW Eagle, Inc. (the "Issuer"), as previously amended by Amendment No. 1 filed on April 25, 2006, Amendment No. 2 filed on May 15, 2006, Amendment No. 3 filed on May 22, 2006, Amendment No. 4 filed on August 23, 2006, Amendment No. 5 filed on August 31, 2006, Amendment No. 6 filed on September 29, 2006, Amendment No. 7 filed on October 16, 2006, and Amendment No. 8 filed on January 17, 2007, is hereby amended by this Amendment No. 9 to the
Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Shares reported herein were derived from available capital of the Holders (as defined below). A total of approximately $84,177,713 was paid to acquire such Shares.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On January 15, 2007, Pirate Capital entered into a Voting Agreement with J-M Manufacturing Company, Inc. ("J-M Manufacturing") in connection with the proposed merger between the Issuer and J-M Manufacturing. A copy of the Voting Agreement is attached hereto as Exhibit G and incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

      (a) The Reporting Persons beneficially own in the aggregate 3,155,278 Shares (including vested options), constituting approximately 26.4% of the Shares outstanding.

      The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 11,969,498 Shares outstanding, which is the total number of Shares outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.

      (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 430,190 Shares held by Jolly Roger Fund LP. By virtue of agreements with Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD (such funds, together with Jolly Roger Fund LP, the "Holders"), Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,764,155 Shares and 957,183 Shares held by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD, respectively. By virtue of his position as sole Managing Member of Pirate Capital LLC, Thomas R. Hudson Jr. is deemed to have shared voting power or shared dispositive power with respect to all Shares as to which Pirate Capital LLC has voting power or dispositive power. Accordingly, Pirate Capital and Thomas R. Hudson Jr. are deemed to have shared voting and shared dispositive power with respect to an aggregate of 3,151,528 Shares, and Thomas
R. Hudson Jr. is deemed to have sole voting and sole dispositive power with respect to an aggregate of 3,750 Shares (including vested options).

      (c) The following transactions in the Shares were effected by the Reporting Persons since the last amendment to this Schedule 13D, each of which was effected on the open market by an independent broker pursuant to a 10b5-1 Plan.

      Jolly Roger Fund LP

      Trade Date        Shares Purchased (Sold)         Price per Share ($)
      ----------        -----------------------         -------------------
      01/17/2007        43,000                          32.99

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

As set forth below, Thomas R. Hudson Jr. holds options to acquire 15,000 Shares, each of which option was granted by the Issuer, as set forth below.

Date of      Shares         Exercise Price     Expiration Date    Purchase Price
Grant        Underlying     per Share ($)                         per Option ($)
             Options

05/26/06     15,000*        27.85              05/26/16           N/A

* 25% of such options were exercisable on the date of grant. An additional 25% of such options will become exercisable on each of the next three anniversaries of the date of grant.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit A - Joint Acquisition Statement, dated March 9, 2006 (previously filed)

Exhibit B - Shareholder Notification Letter, dated March 9, 2006 (previously filed)

Exhibit C - Demand Letter, dated March 9, 2006 (previously filed)

Exhibit D - Agreement, dated April 21, 2006 (previously filed)

Exhibit E - Information Statement, dated May 12, 2006 (previously filed)

Exhibit F - Press Release, dated January 16, 2007 (previously filed)

Exhibit G - Voting Agreement, dated January 15, 2007

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CUSIP NO. 69366Y108               SCHEDULE 13D                 PAGE 5 OF 6 PAGES
-------------------                                            -----------------

                                   SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2007

                                        PIRATE CAPITAL LLC


                                        By: /s/ Thomas R. Hudson Jr.
                                            ---------------------------
                                            Name: Thomas R. Hudson Jr.
                                            Title: Managing Member

                                        /s/ Thomas R. Hudson Jr.
                                        ------------------------------
                                        Thomas R. Hudson Jr.

-------------------                                            -----------------
CUSIP NO. 69366Y108               SCHEDULE 13D                 PAGE 6 OF 6 PAGES
-------------------                                            -----------------

                                  EXHIBIT INDEX

Exhibit A - Joint Acquisition Statement, dated March 9, 2006 (previously filed)

Exhibit B - Shareholder Notification Letter, dated March 9, 2006 (previously filed)

Exhibit C - Demand Letter, dated March 9, 2006 (previously filed)

Exhibit D - Agreement, dated April 21, 2006 (previously filed)

Exhibit E - Information Statement, dated May 12, 2006 (previously filed)

Exhibit F - Press Release, dated January 16, 2007 (previously filed)

Exhibit G - Voting Agreement, dated January 15, 2007

                                    EXHIBIT G

                                VOTING AGREEMENT

                                  by and among

                         J-M MANUFACTURING COMPANY, INC.

                                       and

                               PIRATE CAPITAL LLC

                          dated as of January 15, 2007

                                VOTING AGREEMENT

This Voting Agreement (this "Agreement") is entered into as of January 15, 2007, among J-M Manufacturing Company, Inc., a Delaware corporation ("Parent"), and Pirate Capital LLC, a Delaware limited liability company (the "Shareholder"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement and Plan of Merger dated as of the date hereof (the "Merger Agreement"), among PW Eagle, Inc., a Minnesota corporation ("Target"), Parent, and Pipe Dream Acquisition, Inc., a Minnesota corporation and a wholly owned subsidiary of Parent ("Merger Sub"). Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Merger Agreement.

                                   WITNESSETH:

WHEREAS, as of the date of this Agreement, the Shareholder "beneficially owns" (as defined herein) 3,059,648 shares of common stock, par value $.0.01 per share, of Target ("Common Stock");

WHEREAS, simultaneously herewith, Target, Parent, and Merger Sub are entering into the Merger Agreement, pursuant to which, subject to the terms and conditions contained therein, Merger Sub will be merged with and into the Target (the "Merger"), with the Target being the Surviving Company following the Merger; and

WHEREAS, as a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement, and as an inducement and in consideration therefor, the Shareholder is executing this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

                                   ARTICLE I

                               CERTAIN DEFINITIONS

      Section 1.1 Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

            (a) "beneficially own" with respect to any securities shall have the meaning ascribed to such term in Rule 13d-3 promulgated under the Exchange Act) (including, but not limited to, the entitlement to dispose of (or to direct the disposition of) and to vote (or to direct the voting of) such securities). Without duplicative counting of the same securities by the same holder, securities beneficially owned by a Person shall include securities beneficially owned by all Affiliates of such Person and all other Persons with whom such Person would constitute a "Group" within the meaning of Section 13(d)(3) of the Exchange Act and the rules promulgated thereunder. For purposes of this Agreement, the terms "beneficially owns" and "beneficially owned" shall have correlative meanings.

            (b) "Chosen Courts" shall have the meaning ascribed to such term in
Section 7.10(b) of this Agreement.

            (c) "Common Stock" shall have the meaning ascribed to such term in the recitals to this Agreement.

            (d) "Merger" shall have the meaning ascribed to such term in the recitals to this Agreement.

            (e) "Merger Sub" shall have the meaning ascribed to such term in the caption to this Agreement.

            (f) "Merger Agreement" shall have the meaning ascribed to such term in the caption to this Agreement.

            (g) "Parent" shall have the meaning ascribed to such term in the caption to this Agreement.

            (h) "Record Owner" shall have the meaning ascribed to such term in
Section 4.2(a) of this Agreement.

            (i) "Representative" means, with respect to any particular Person, any director, officer, employee, investment banker, attorney or other advisor or representative of such Person.

            (j) "Shareholder" shall have the meaning ascribed to such term in the caption to this Agreement.

            (k) "Subject Shares" means, with respect to any particular Person, the shares of Common Stock beneficially owned by such Person as of the date of this Agreement, together with any other shares of Common Stock the voting power over which is directly or indirectly acquired by such Person at any one or more times prior to the termination of this Agreement pursuant to the terms hereof.

            (l) "Target" shall have the meaning ascribed to such term in the recitals to this Agreement.

            (m) "Transfer" shall have the meaning ascribed to such term in
Section 3.1(a) of this Agreement.

                                   ARTICLE II

                     VOTING AGREEMENT AND IRREVOCABLE PROXY

      Section 2.1 Agreement to Vote the Subject Shares.

            (a) From and after the date hereof, at any meeting of the Target's Shareholders (or any adjournment or postponement thereof), however called, or in connection with any action by written consent or other action of the Target's Shareholders, the Shareholder shall vote (or cause to be voted) all of the Shareholder's Subject Shares to the extent that the Subject Shares are not so voted by Parent (or its designee) pursuant to Section 2.2:

                  (i) in favor of the adoption and approval of the terms of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (and any actions required in furtherance thereof);

                  (ii) against any action, proposal, transaction or agreement that would directly or indirectly result in a breach of any covenant, representation, warranty or other obligation or agreement of Target set forth in the Merger Agreement or of the Shareholder set forth in this Agreement; and

                  (iii) except with the prior written consent of Parent, against the following actions or proposals (other than the transactions contemplated by the Merger Agreement): (A) any Acquisition Proposal; (B) any change in the persons who constitute the board of directors of Target;
      (C) any material change in the present capitalization of Target or any amendment of Target's certificate of incorporation or bylaws; (D) any other material change in Target's corporate structure or business; or (E) any other action or proposal involving Target or any of its Subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement.

            (b) Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent. The Shareholder agrees not to enter into any agreement or commitment with any Person the effect of which would violate or be inconsistent with the provisions and agreements set forth in this
Article II.

            (c) Notwithstanding the foregoing, at no time and in no event shall the shares of Common Stock subject to this Article II exceed nineteen and nine-tenths percent (19.9%) of the outstanding capital stock of the Company (the "Maximum Restricted Amount"), and if the Subject Shares exceed the Maximum Restricted Amount, then only such number of shares as equals the Maximum Restricted Amount shall be subject to this Article II.

      Section 2.2 Grant of Proxy. The Shareholder hereby appoints Parent and any designee of Parent, and each of them individually, as the Shareholder's proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent with respect the Subject Shares of the Shareholder in accordance with Section 2.1. The foregoing proxy of the Shareholder is given by the Shareholder to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder shall promptly cause a copy of this Agreement to be deposited with Target at its principal place of business. The Shareholder shall take such further action or execute such other instruments as may be necessary under applicable law to effectuate the intent of the Shareholder's proxy given pursuant to this Agreement.

      Section 2.3 Irrevocability of Proxy. The proxy and power of attorney granted by the Shareholder pursuant to this Article II shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted with respect to the Subject Shares of the Shareholder. The power of attorney granted by the Shareholder pursuant to this Agreement is a durable power of attorney and shall survive the dissolution, bankruptcy or incapacity of the Shareholder. The proxy and power of attorney granted by the Shareholder pursuant to this Agreement shall terminate upon the termination of this Agreement.

                                  ARTICLE III

                     STANDSTILL; OTHER ACQUISITION PROPOSALS

      Section 3.1 Standstill. The Shareholder hereby agrees that, from and after the date hereof, the Shareholder and its Affiliates shall not, directly or indirectly, (i) except with the prior written consent of Parent or (ii) unless expressly contemplated by the terms of this Agreement or the Merger Agreement:

            (a) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (collectively, a "Transfer"), or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any or all of the Subject Shares of the Shareholder or any of its Affiliates;

            (b) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any securities or direct or indirect rights to acquire Common Stock or any other securities of Target, or any assets of Target or any Subsidiary or division thereof, except pursuant to the 10b5-1 Plan, dated August 22, 2006, prior to February 22, 2007;

            (c) make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" (as such terms are used in the rules of the Securities and Exchange Commission (the "SEC")) to vote (including by consent), or seek to advise or influence any Person with respect to the voting of, any voting securities of Target (including, without limitation, by making publicly known the position of the Shareholder or any of its Affiliates on any matter presented to shareholders of Target), other than to recommend that shareholders of Target vote in favor of the Merger and the Merger Agreement;

            (d) submit to Target any shareholder proposal under Rule 14a-8 under the Exchange Act;

            (e) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving Target or its securities or assets;

            (f) form, join or in any way participate in a "group" (as defined in Section 13(d)(3) under the Exchange Act) in connection with any of the foregoing;

            (g) seek in any way, directly or indirectly, to have any provision of this Section 3.1 amended, modified or waived; or

            (h) otherwise take, directly or indirectly, any actions with the purpose or effect of avoiding or circumventing any provision of this Section 3.1 or which could reasonably be expected to have the effect of preventing, impeding, interfering with or adversely affecting the consummation of the transactions contemplated by the Merger Agreement or its ability to perform its obligations under this Agreement;

      provided; however, that at no time and in no event shall the shares of Common Stock subject to Section 3.1(a) above exceed the Maximum Restricted Amount, and if the Subject Shares exceed the Maximum Restricted Amount, then only such number of shares as equals the Maximum Restricted Amount shall be subject to Section 3.1(a).

      Section 3.2 Dividends, Distributions, Etc. In the event of a stock dividend or distribution, or any change in the Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term "Subject Shares" shall be deemed to refer to and include the Subject Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in such transaction.

      Section 3.3 Acquisition Proposals.

            (a) The Shareholder shall not, and shall use its reasonable best efforts to cause its and its Affiliates' Representatives not to, (i) solicit, initiate or knowingly encourage the submission of any Acquisition Proposal or
(ii) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, or any other agreement, arrangement or understanding, relating in any respect to any Acquisition Proposal, or (iii) participate in any substantive discussions or negotiations regarding, or furnish to any Person or provide any Person with access to, any material non-public information with respect to, or knowingly take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal. The Shareholder shall promptly take the steps necessary to inform its Representatives (and those of its Affiliates) of the obligations undertaken by the Shareholder in this Section 3.3 and the Shareholder agrees that it shall be responsible for any breach of this Section 3.3 by such Representatives as if such Representatives were parties to this Section 3.3.

            (b) In addition to the obligations of the Shareholder set forth in
Section 3.3(a), the Shareholder shall promptly advise Parent of any request made of the Shareholder or any of its Affiliates for information or the submission or receipt of any Acquisition Proposal, or any inquiry with respect to or that could lead to any Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making any such request, Acquisition Proposal or inquiry and the response or responses of the Shareholder and any of its Affiliates thereto. The Shareholder shall keep Parent fully informed on a prompt and current basis as to the status and details (including amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry. The Shareholder shall promptly provide to Parent copies of all written correspondence or other written material, including material in electronic written form, between the Shareholder or any of its Affiliates, on the one hand, and any Person making any such request, Acquisition Proposal or inquiry, on the other hand. Upon the execution by the Shareholder of this Agreement, the Shareholder and each of its Affiliates will immediately cease, and the Shareholder will cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore by the Shareholder or any of its Affiliates with respect to any of the foregoing, and the Shareholder will promptly request that all Persons provided confidential information concerning Target and its Subsidiaries pursuant to a confidentiality agreement with the Shareholder or any of its Affiliates return to Target all such confidential information, without keeping copies thereof (if permissible under such agreement), in accordance with such confidentiality agreement.

            (c) Notwithstanding the foregoing, each individual who is both (i) a Representative of the Shareholder or any Affiliate thereof and (ii) a Representative of Target shall be entitled to take any action with respect to any Acquisition Proposal solely in its capacity as a Representative of Target that it would otherwise be permitted to take in the absence of this Section 3.3.

                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES
                               OF THE SHAREHOLDER

The Shareholder hereby represents and warrants to Parent as follows:

      Section 4.1 Due Organization, etc. the Shareholder is duly organized and validly existing under the laws of the jurisdiction of its formation. The Shareholder has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Shareholder have been duly authorized by all necessary action on the part of the Shareholder. This Agreement constitutes a valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, except as limited by the application of bankruptcy, moratorium and other laws affecting creditors' rights generally and as limited by the availability of specific performance and the application of equitable principles.

      Section 4.2 Ownership of Subject Shares.

            (a) As of the date of this Agreement, (i) the Shareholder is the beneficial owner of 3,059,648 shares of Common Stock and (ii) Cede & Co. (the "Record Owner") is the record owner of such shares (the "Cede Shares"), except with respect to 100 of such shares held by Jolly Roger Fund LP.

            (b) As of the date hereof, (i) the Cede Shares are represented by a global certificate issued in the name of Cede & Co, (ii) the Record Owner, together with the Shareholder, have the shared power to cause such shares to be voted, and (iii) the Record Owner has good and valid title to such shares, free and clear of any and all pledges, mortgages, liens, charges, proxies, voting agreements, encumbrances, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than those created by this Agreement.

      Section 4.3 Irrevocable Proxy.

            (a) The Shareholder represents and warrants to the Parent and Merger Sub that any proxies heretofore given by it in respect to the shares of Common Stock are not irrevocable, and that any such proxies have been or hereby are revoked, and agrees to communicate in writing notice of revocation of such proxies to the relevant proxy holders.

            (b) The Shareholder confirms that the irrevocable proxy set forth in
Article II is given in connection with, and in consideration of, the execution of the Merger Agreement by Parent and Merger Sub, and that such irrevocable proxy is given to secure the performance of the Shareholder under this Agreement. The Shareholder understands that this irrevocable proxy may not be revoked. This irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 302A.449 of the Minnesota Business Corporation Act.

      Section 4.4 No Conflicts. (i) No filing with any Governmental Authority and no authorization, consent or approval of any other Person is necessary for the execution of this Agreement by the Shareholder or the consummation by the Shareholder of the transactions contemplated hereby and (ii) none of the execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby or compliance by the Shareholder with any of the provisions hereof shall (A) conflict with or result in any breach of the organizational documents of the Shareholder, (B) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or any of its assets may be bound or by which any of the Subject Shares of the Shareholder or any of its Affiliates may be bound, (C) result in the creation of, or impose any obligation on the Shareholder or any of its Affiliates to create, any Lien upon the Subject Shares of the Shareholder or any of its Affiliates, or (D) violate any applicable law, except for any of the foregoing as does not and could not reasonably be expected to impair the Shareholder's ability to perform its obligations under this Agreement.

      Section 4.5 Total Shares. The 3,059,648 shares of Common Stock of the Shareholder are the only shares of any class or series of capital stock of Target or any Subsidiary thereof of which the Shareholder is the record or beneficial owner or which the Shareholder has the right, power or authority (sole or shared) to sell or vote, and the Shareholder does not have any right to acquire, nor is it the beneficial owner of, any other shares of any class or series of capital stock of Target or any Subsidiary thereof or any securities convertible into, or exchangeable or exercisable for, any shares of any class or series of capital stock of Target or any Subsidiary thereof.

      Section 4.6 Reliance by Parent. The Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by the Shareholder.

                                   ARTICLE V

                         REPRESENTATIONS AND WARRANTIES
                                    OF PARENT

      Parent hereby represents and warrants to the Shareholder as follows:

      Section 5.1 Due Organization, etc. Parent is a corporation duly organized and validly existing under the laws of the State of Minnesota. Parent has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Parent have been duly authorized by all necessary corporate action on the part of Parent.

      Section 5.2 Conflicts. (i) No filing with any Governmental Authority, and no authorization, consent or approval of any other Person is necessary for the execution of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby and (ii) neither the execution and delivery of this Agreement by Parent nor the consummation by Parent of the transactions contemplated hereby shall (A) conflict with or result in any breach of the organizational documents of Parent, (B) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which Parent is a party or by which Parent or any of its assets may be bound, or (C) violate any applicable law, except for any of the foregoing as does not and could not reasonably be expected to impair Parent's ability to perform its obligations under this Agreement.

                                   ARTICLE VI

                                   TERMINATION

      Section 6.1 Termination.

            (a) Subject to Section 6.1(b), this Agreement shall terminate and none of Parent or the Shareholder shall have any rights or obligations hereunder upon the earliest to occur of: (i) the termination of this Agreement by mutual written consent of Parent and the Shareholder, (ii) the Effective Time, and
(iii) the termination of the Merger Agreement in accordance with its terms.

            (b) Notwithstanding the foregoing, (i) the termination of this Agreement shall not prevent any party hereunder from seeking any remedies (whether at law or in equity) against any other party hereto for such party's breach of any of the terms of this Agreement, and (ii) Article VII (other than Section 7.2) of this Agreement shall survive the termination of this Agreement.

                                  ARTICLE VII

                                  MISCELLANEOUS

      Section 7.1 Dissenting Shareholder Rights. To the extent permitted by applicable law, the Shareholder hereby waives any rights of appraisal or rights to dissent from the Merger that it may have under applicable law.

      Section 7.2 Publication. The Shareholder hereby permits Target to publish and disclose in the Proxy Statement (including all documents and schedules filed with the SEC) its identity and ownership of shares of Common Stock and the nature of its commitments, arrangements and understandings pursuant to this Agreement; provided, however, that such publication and disclosure shall be subject to the prior review and comment by the Shareholder.

      Section 7.3 Information. The Shareholder will provide any information reasonably requested by the Target or Parent for any regulatory application or filing made or approval sought for the transactions contemplated by the Merger Agreement (including, without limitation, filings with the SEC).

      Section 7.4 Further Actions. Each of the parties hereto agrees that it will use its reasonable best efforts to do all things necessary to effectuate the intent and provisions of this Agreement.

      Section 7.5 Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing (including facsimile transmission and electronic email (so long as a receipt of such email is requested and received)) and shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt. Such notices, demands and communications shall, unless another address or facsimile number is specified in writing pursuant to the provisions hereof, be sent to the address or facsimile number indicated below:

      If to Parent to:

      J-M Manufacturing Company, Inc.
      9 Peach Tree Hill Road
      Livingston, NJ 07039
      Attention: Johnny Mai, Vice President
      Facsimile No.: (973) 992-9590
      Email: JohnnyMai@jmm.com

      with a copy (which shall not constitute notice) to

      McDermott Will & Emery LLP
      340 Madison Avenue
      New York, New York 10017
      Attention: Joel Rubinstein, Esq.
      Facsimile: (212) 547-5444
      Email: jrubinstein@mwe.com

      If to the Shareholder to:

      Pirate Capital LLC
      200 Connecticut Avenue
      4th Floor
      Norwalk, CT 06854
      Attention: Christopher Kelly, General Counsel
      Fax: (203) 854-5841
      Email: ckelly@piratecapitalllc.com

      with a copy (which shall not constitute notice) to

         Kramer Levin Naftalis & Frankel LLP
         1177 Avenue of the Americas
         New York, New York 10036
         Attention: Thomas D. Balliett and Mark F. Parise
         Facsimile No.: (212) 715-8000
         E-mail: tballiett@kramerlevin.com, mparise@kramerlevin.com

      Section 7.6 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties hereto without the prior written consent of the other party, except that Parent may assign all or any of its rights and obligations hereunder to any Affiliate or financing source of Parent or Merger Sub; provided, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section shall be null and void.

      Section 7.7 Third Party Beneficiaries. Notwithstanding anything contained in this Agreement to the contrary, except for Section 7.2 (solely in the case of Target as the intended beneficiary thereof), nothing in this Agreement, expressed or implied, is intended to or shall confer on any Person, other than the parties hereto or their respective permitted successors and assigns, any rights, benefits, remedies, obligations or liabilities whatsoever under or by reason of this Agreement.

      Section 7.8 Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by Parent and the Shareholder.

      Section 7.9 Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect thereto.

      Section 7.10 Governing Law; Jurisdiction; Waiver of Jury Trial.

            (a) All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws.

            (b) Each of the parties hereto hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of the courts of the State of Delaware and of the United States District Court for the District of Delaware and any court of appeal therefrom (the "Chosen Courts") for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Chosen Courts and agrees not to plead or claim in any Chosen Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees that service of process may be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to the foregoing sentence shall have the same legal force and effect as if served upon such party personally within the State of Delaware.

            (c) Each of the parties hereto irrevocably waive any and all rights to trial by jury in any proceedings arising out of or related to this Agreement or the transactions contemplated hereby.

      Section 7.11 Fee and Expenses. Except as otherwise provided herein, whether or not the Merger is consummated, all costs and expenses incurred by a party hereto in connection with this Agreement and the transactions contemplated hereby shall be paid and borne by such party.

      Section 7.12 Headings. Headings of the articles and sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

      Section 7.13 Interpretation. In this Agreement, unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders and words denoting natural Persons shall include corporations and partnerships and vice versa. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be understood to be followed by the words "without limitation."

      Section 7.14 Waivers. No action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, nor any failure or delay on the part of any party hereto in the exercise of any right hereunder, shall be deemed to constitute a waiver by the party taking such action of compliance of any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

      Section 7.15 Severability. Any term or provision of this Agreement that is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

      Section 7.16 Enforcement of this Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Chosen Courts, this being in addition to any other remedy to which they are entitled at law or in equity.

      Section 7.17 Counterparts. This Agreement may be executed by the parties hereto in two or more separate counterparts, each of which, when so executed and delivered, shall be deemed to be an original. All such counterparts shall together constitute one and the same instrument.

                                      * * *

IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be duly executed as of the day and year first above written.


                                        J-M MANUFACTURING COMPANY, INC.:

                                        By: /s/ Walter Wang
                                            Name:  Walter Wang
                                            Title: President


                                        PIRATE CAPITAL LLC:

                                        By: /s/ Thomas R. Hudson Jr.
                                            Name:  Thomas R. Hudson Jr.
                                            Title: Manager